

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Steven Conboy
President
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

> **Re: Eco Building Products, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 12, 2013**
> **File No. 000-53875**

Dear Mr. Conboy,

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that, in addition to this letter, we sent you a letter dated March 27, 2013, regarding your annual report on Form 10-K for the fiscal year ended June 30, 2012. Please confirm to us in writing your understanding that you must resolve all outstanding staff comments before filing a definitive proxy or information statement for the actions described in your preliminary information statement filed March 12, 2013.

2. Please tell us why you have filed a preliminary information statement instead of a preliminary proxy statement. In this regard, we note that the written consent you appear to have relied on to file the information statement covered only 87,237,902 shares of the 409,072,586 shares that you disclose are outstanding, or approximately 21.33% of the voting equity, which indicates that you could not have taken action by

majority written consent. If you determine that you are not eligible to file an information statement, please file a preliminary proxy statement.

3. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

Security Ownership of Certain Beneficial Owners and Management, page 4

4. Please disclose by footnote or otherwise the natural person(s) who have voting or investment control over the shares held by Manhattan Resources, Ltd. Please refer by analogy to Question140.02 of our Regulation S-K Compliance and Disclosure interpretations located at our website.

Amendment to the Company's Articles of Incorporation . . . , page 5

5. We note your statement on page 5 indicating that the purpose of increasing your shares of authorized common stock is "not attributable to a specific transaction, or anticipated transaction." However, you also mention in the same paragraph, that the "reason for the increase is to be able to use the additional common shares as a tool to attract companies to engage in mergers and acquisitions with the Company." Please revise your information statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If so, please provide the disclosure required by Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director